December 29, 2021

Katherine Bagley

Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11288)

Dear Ms. Bagley,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Legion M Entertainment, Inc. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11288); Accession Number: 0001104659-20-090811), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company found alternative methods to meet its financing needs. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Paul Scanlan

CEO

Legion M Entertainment, Inc.